DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Howard Clowes howard.clowes@dlapiper.com T 415.836.2510 F 415.659.7410

November 16, 2010	OUR FILE NO. 347684-900200

Via EDGAR

Mr. Bryan Pitko

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	SciClone Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed April 30, 2010

File No. 000-19825

Dear Mr. Pitko:

On behalf of SciClone Pharmaceuticals, Inc. (the “Company” or “SciClone”), we submit the following responses to the comments received in a letter to the Company dated November 2, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and Definitive Proxy Statement on Schedule 14A filed April 30, 2010 (the “2009 Proxy”). The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion that follows each such paragraph is the Company’s response to the Staff’s comments. The Company has previously responded, in a letter dated October 15, 2010 (the “Prior Response Letter”) to initial comments of the Staff in a letter dated September 21, 2010.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.	We note your response to comment 4. Please revise your proposed disclosure with regard to your agreement with Verta, Ltd. to discuss any applicable termination provisions. In addition, please note that we will not be in a position to clear your filing until your agreement with Verta has been filed as an exhibit.

Company Response:

The relevant material agreement is with an individual, Edward T. Wei. The Company filed the agreement as an exhibit to its Form 10-Q filed November 8, 2010 for the quarter ended September 30, 2010. The Company will add additional disclosure regarding the termination provisions to its previously proposed disclosure so that the disclosure will read in full as follows:

SCV-07 License. We entered into a license with Edward T. Wei (Wei) in 1997 for the technology and patent rights for SCV-07. The total amount paid by us to Wei under the agreement to date has been approximately $100,000. The aggregate of all milestone payments that may be due to Wei under the agreement is less than $500,000. The

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agreement provides for royalties on sales, with the royalty rate varying depending on various factors. The maximum royalty will not exceed 4%. The agreement expires upon the last to expire of the applicable patents and is terminable by Wei only in the event of a default by SciClone that is not cured after notice.

Definitive Proxy Statement filed April 30, 2010

Annual Cash Incentives, page 36

2.	We note your response to comment 6. To the extent that specific performance targets have been set by the Compensation Committee and expressed to named executive officers, these targets should be disclosed in your proxy statement. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which substantially expands upon the specific performance targets applicable to your corporate objectives and key individual goals.

For example, with regard to your corporate objectives, your proposed disclosure should identify:

•	The revenue target;

•	The net profit target;

•	The cash balance and credit line target;

•	The specific clinical targets for RP 101 and SCV-07; and

•	The specific investor relations objectives.

Similarly, with regard to the key individual goals your proposed disclosure should identify:

•	The specific financial targets relating to earnings per share and year end cash balances goals;

•	The specific clinical objectives in relation to your product candidates goals; and

•	Any other quantifiable performance targets.

Please note that we view specific quantifiable performance targets for goals and objectives as material information necessary for an investor to understand how and why the Company makes its executive compensation determinations.

In addition, your proposed disclosure should include discussion of the level of achievement with regard to each of your corporate objectives and key individual goals and how the level of achievement impacted the amount of annual incentive compensation granted.

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Company Response:

The Company notes the Staff’s comment and in response will revise its proposed disclosure to read substantially as follows using the 2009 fiscal year determinations as one example. For the convenience of the Staff in reviewing the revisions to the disclosure, a marked copy of this disclosure against the disclosure proposed in the Prior Response Letter is included as Exhibit A.

Annual Cash Incentives

We provide annual cash incentives in the form of cash bonuses intended to motivate employees to achieve our overall corporate goals and their individual employee objectives. For executive officers, these annual cash incentives are paid pursuant to our executive incentive plan. Incentive bonuses are based on a percentage of cash compensation and account for a significant percentage of each executive officer’s potential compensation, putting a significant percentage of total compensation at risk based on achievement of both corporate and individual objectives. Executive officers may earn up to 50% more than their individual cash incentive target depending upon the Committee’s assessment of performance in relation to their predetermined objectives. Our other employees are also eligible to receive annual cash incentives, which typically account for a smaller percentage of total compensation. At the beginning of each fiscal year, the Compensation Committee reviews each officer’s annual cash incentive targets, determined as a percentage of base salary and determines whether to adjust such targets. The percentages for the cash incentive plan for 2009 for our current President and Chief Executive Officer, Dr. Blobel was 40% of base salary and the percentages for Mr. Schmid, Mr. Titus and Dr. Rios was 30% of base salary.

During the first quarter of each fiscal year the Compensation Committee, in conjunction with the Board, determines our overall corporate objectives and weights the value of each of those objectives. The corporate objectives serve as the individual objectives for Dr. Blobel. The other Named Executive Officer’s goals are proposed by Dr. Blobel and reviewed and approved by the Compensation Committee after the corporate objectives have been determined. Generally, each of the Named Executive Officer goals relate to the achievement of our corporate goals. Financial objectives in both the corporate and individuals goals are determined in a manner consistent with the Company’s annual operating budget. In particular as to any financial goals as to which the Company provides guidance, the related corporate or individual objective is set within the range of our initial guidance first published for that fiscal year. Other financial goals, including goals for our SPIL subsidiary which are not separately reported, are based on assumptions in the budget that are anticipated to be required to meet the corporate financial objectives.

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In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. The actual cash incentive award earned is determined by the Compensation Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. These judgments are subjective, there are no formulas for determining the amount of bonus to be awarded in the case of over or under achievement against a goal. In addition, while the Compensation Committee’s decisions are focused primarily upon the achievement against specific goals, it does consider its overall assessment of corporate performance and individual performance in the process of making final decisions as to bonus awards. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. Cash incentive awards are typically paid in the year following the year for which performance is evaluated.

Our corporate objectives for fiscal year 2009, which were also Dr. Blobel’s objectives, were as follows, weighted as indicated

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Corporate Objective	Weight
Achieve revenues in excess of $61.2 million	15%

Achieve earnings before interest and taxes in excess of $1 million	15%

Achieve a year end target for the combination of cash balance and available credit lines above $20 million	10%

Complete a transaction in China to expand the Company’s product lines or capabilities	10%

Achieve a partnering transaction for the Company’s thymalfasin program in the melanoma indication	15%

For the the RP 101 clinical program, achieve enrollment of the trial and unblinding of results by specified dates with positive results	10%

For the SCV-07 clinical program in the oral mucositis (OM) indication, complete enrollment by a specified date l	10%

For the SCV-07 clinical program in the HCV indication, obtain results in cohort one of the trial by a specified date	5%

Increase SciClone’s investor relations effectiveness as demonstrated by increasing institutional ownership to 20% and at least two analysts publishing reports on SciClone	10%

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Decisions regarding compensation of our other Named Executive Officer’s goals are based on his or her achievement of individual goals developed at the beginning of the year in support of these corporate objectives, as adjusted to reflect changes in key assumptions or external factors impacting the business.

The following is a summary of the key individual goals for 2009 for each of our other named executive officers:

Executive Officer	Summary of Key Individual Goals	Weight
Gary S. Titus	Achieve earnings per share of between $0.00 and $0.02	25%

	Achieve a year end target for the combination of cash balance and available credit lines above $20 million	15%

	Retain existing or obtain alternative loan facility and improve terms	15%

	Achieve objective for effective management of accounting function	15%

	Provide financial and accounting support for potential M&A or similar transactions in China to support the Company’s objectives to expand in China	15%

	Increase SciClone’s investor relations effectiveness as demonstrated by increasing institutional ownership to 20% and at least two analysts publishing reports on SciClone	15%

Israel Rios, M.D.	For the the RP 101 clinical program, achieve enrollment of the trial and unblinding of results by specified dates	20%

	For the SCV-07 clinical program in the oral mucositis, complete enrollment by a specified date l	20%

	For the SCV-07 clinical program in the HCV, obtain results in cohort one of the trial by a specified date	10%

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Executive Officer	Summary of Key Individual Goals	Weight
	Provide support regarding potential partnering of thymalfasin for the melanoma indication.	10%

	Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China	10%

	Achieve objective for effective management of relationships with clinical research organizations performing work for the Company	20%

	Manage department expenses to achieve objective	10%

Hans Schmid	Achieve SciClone Pharmaceuticals International Ltd. (SPIL) product sales in excess of $62 million and SPIL earning before interest and taxes in excess of $30 million	35%

	Generate in excess of $50 million of cash from collection of accounts receivable, reduce days sales outstanding below 120 days and retain compliance with bank line covenants	10%

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Executive Officer	Summary of Key Individual Goals	Weight
	Focus on development of Russian and Vietnam markets	10%

	Achieve registration and first commercial sale of DC Bead in China	10%

	Support corporate objective regarding investor relations	5%

	Achieve objectives regarding management of China operations	10%

	Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China.	20%

The actual cash incentive award earned is determined by the Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. Cash incentive awards are typically paid in the year following the year for which performance is evaluated. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus.

The actual bonuses paid for fiscal 2009 were determined in February 2010 and varied depending on the extent to which actual performance met, exceeded, or fell short of the applicable executive officer’s 2009 individual objectives, as determined by the Compensation Committee, which used in part the recommendations of Dr. Blobel as to the other officers. The Compensation Committee made the following determinations with respect to achievement of goals for fiscal 2009:

Corporate and Individual Financial and Investor Relations Goals. The Compensation Committee determined that we substantially exceeded our revenue, profitability and cash balance and other financial objectives. As a result, Dr. Blobel, Mr. Titus and Mr. Schmid received between 120% and 150% credit for those portions of their individual goals.

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Clinical Goals. The Compensation Committee determined that we had achieved our SCV-07 clinical goals, that we did not achieve our RP 101 goals and that the goal for development of SCV-07 in the HCV indication was not attainable due to a management decision, approved by the Board, regarding the timing for that development program. The Compensation Committee determined that management acted prudently in making this decision, and therefore that the percentage of bonus associated with that goal was reallocated among the other goals pro rata. As a result, Dr. Blobel received 100% credit for attainment of the SCV-07 OM goal and no credit for the RP101 goal. Dr. Rios received full credit for the SCV-O7 OM goal. The Compensation Committee further determined that Dr. Rios responsibility with respect to RP101 trial was in substantial part to oversee the proper conduct of the trial, including the appropriate and accurate analysis of the trial, whether or not it was successful. As a result, the Compensation Committee awarded Dr. Rios 50% credit for the RP101 goal, even though a positive outcome was not attained.

Other Goals. The Compensation Committee reviewed each of the other goals and determined that management had either fully achieved the goals or had made all or substantially all progress against the goal that could be achieved by management and awarded each executive credit for 80 to 100% credit for such goals, with the exception of the goals for registration of DC Bead, for which no credit was awarded, and the development of the Russian and Vietnam markets for which only 50% credit was awarded.

The Compensation Committee recommended to the Board that the Board adopt its conclusions regarding bonuses and following a review of the goals and achievements, the Board adopted this conclusion.

Based on the assessments of the achievement in 2009 of the corporate performance objectives and the individual objectives described above, the Compensation Committee recommended to the Board, and the Board approved, a $176,800 bonus for Dr. Blobel (40% of 2009 base salary, compared to the 40% target established by the Compensation Committee at the beginning of 2009). The Compensation Committee approved a $120,000 bonus for Mr. Titus (35% of 2009 base salary, compared to his 30% target) based in part upon Mr. Titus exceeding certain of his goals. The Compensation Committee approved a $100,000 bonus for Mr. Schmid, 31% of 2009 base salary, compared to his 30% target) based upon achievement of objectives for the international operations. The Compensation Committee approved a bonus of $85,000 for Dr. Rios (27% of 2009 salary compared to his 30% target).

Based upon its review of survey data and the recommendation of Setren Smallberg & Associates Inc., the Compensation Committee approved an increase in target bonuses for fiscal 2010 to ensure target bonus percentages were closer to the 50th percentile of comparable companies. Dr. Blobel’s target bonus was increased to 50% and Mr. Schmid, Mr. Titus and Dr. Rios’ target bonus percentages were increased to 35%.

Disclosure Requirements and Materiality.

The Company acknowledges the Staff’s comment and the intention of the SEC that registrant’s should expand their disclosures regarding compensation decisions. The Company’s proposed revised disclosure is intended to meet that important objective. However, the Company

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respectfully submits that its 2009 10-K does not need to be amended to include the proposed new disclosure. Each of the Company’s key financial and clinical objectives, as reflected in the goals of the officers was specifically publicly disclosed by the Company early in the 2009 fiscal year.

Specifically, the Company disclosed on February 9, 2009 that:

“..the Company anticipates 2009 revenues of between $60 and $62 million, …. earnings per share for the full year to be between $0.00 and $0.02….[and] cash, cash equivalents and investments at December 31, 2009 are projected to be greater than $20 million”

On the same date, the Company disclosed that its key corporate objectives were:

“…to achieve the following significant milestones in 2009: … Complete enrollment in the phase 2 clinical trial of RP101 in patients with pancreatic cancer in the first half of 2009; Achieve continued strong revenue growth and full year profitability in 2009; Launch DC Bead in China in 2009; Complete enrollment in the Phase 2 trial of SCV-07 in severe oral mucositis in the latter part of 2009.”

The Company’s general goals of achieving M&A or in-licensing transactions in China has been widely disclosed by the Company since at least the 2009 10-K, in which the Company disclosed

“Our objective is to achieve our many significant Company milestones in 2009, including achieving profitability and maintaining it in future years, launching DC Bead in China, completing enrollment in the phase 2 pancreatic cancer trial for RP101 during the first half of 2009, completing enrollment of patients in the phase 2 SCV-07 trial for oral mucositis, beginning enrollment in a phase 2b trial for SCV-07 for HCV, and seeking a partner for a phase 3 trial for thymalfasin for malignant melanoma. Our strategy may include additional partnerships and in-licensing and merger and acquisition transactions for products.” (emphasis added)

For certain registrants, the Company is aware that providing more detailed disclosure regarding quantitative objectives provides investors with new, material information as to a particular company and its internal goals and compensation process. However, the Company respectfully submits its proposed disclosures are not new material information because of the consistency between the Company’s publicly stated goals and its compensation goals. In summary, the Company’s compensation process was, appropriately, focused on substantially the same goals as its publicly stated goals. The materiality of any additional disclosures the Company is proposing in response to the Staff’s comments should be evaluated in light of all the Company’s prior disclosures.

The Company again respectfully submits that, given its prior disclosure of its corporate goals, the consistency of its publicly disclosed corporate goals with the goals used for executive compensation, and the description of the compensation process in the 2009 Proxy, an amendment to its 10-K would not provide additional material information to stockholders and should not be required in this circumstance.

As the Staff has previously requested that a 10K-A be filed to incorporate responses to the other comments of the Staff, we note that the Prior Response Letter included the analysis as to why each of the other revised disclosures the Company agreed to make are not material and therefore do

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not require an amendment to the Company’s 2009 10-K. We recognize that the Staff did not have the factual information regarding its comments 1 to 5 in the Staff’s original comment letter and that the Staff’s comments may have lead to the addition of information that would be material to stockholders. However, the additional information to be provided is not material. To summarize the materiality analysis previously provided, the Company respectfully advises the Staff that:

•	The terms of, and payments made under, the Wei Agreement are not material to the Company and are unlikely to be material given the terms of the agreement (and the Company has filed the Wei Agreement)

•	The agreements with Sigma-Tau, Biocompatilbles and Applied Pharma did not have a material effect on the Company in Fiscal 2009 or Fiscal 2010

•	In response to the Staff’s comment regarding the Company’s importing agents, there is no additional material disclosure to be made.

For the foregoing reasons, the Company respectfully submits that none of the additional proposed disclosure are material and therefore an amendment to its 10-K for the period ended December 31, 2009 is not required.

3.	We note your response to comment 7. Specifically, we note your proposed disclosure that any payment under the LTIP is based on the Compensation Committee’s assessment of the achievement of the annual performance goals for the fiscal years 2009-2011. Please confirm that when you measure the level of achievement of each of the annual performance goals at the end of the three-year performance period, you will disclosure the following:

•	The specific annual performance goals for the fiscal years 2009-2011;

•	Any performance targets for the annual performance goals;

•	The level of achievement with regard to each objective; and

•	How the level of achievement affected the amount awarded to Dr. Blobel under the LTIP.

Company Response

The Company acknowledges the Staff’s comment and agrees that the Company will disclose the information described in the Staff’s comment, provided that the Company maintains its right, as set forth in Instruction 4 to Item 402(b) of Regulation S-K, not to disclose specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant.

If you have any questions regarding the responses to the comments of the Staff or require additional information from SciClone, please contact the undersigned at (415) 836-2510.

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Very truly yours,

DLA Piper LLP (US)

/s/ Howard Clowes

Howard Clowes
Partner

HC:atf

cc:	Dr. Friedhelm Blobel, SciClone Pharmaceuticals, Inc.

Gary Titus, SciClone Pharmaceuticals, Inc.

Exhibit A

Annual Cash Incentives

We provide annual cash incentives in the form of cash bonuses intended to motivate employees to achieve our overall corporate goals and their individual employee objectives. For executive officers, these annual cash incentives are paid pursuant to our executive incentive plan. Incentive bonuses are based on a percentage of cash compensation and account for a significant percentage of each executive officer’s potential compensation, putting a significant percentage of total compensation at risk based on achievement of both corporate and individual objectives. Executive officers may earn up to 50% more than their individual cash incentive target depending upon the Committee’s assessment of performance in relation to their predetermined objectives. Our other employees are also eligible to receive annual cash incentives, which typically account for a smaller percentage of total compensation. At the beginning of each fiscal year, the Compensation Committee reviews each officer’s annual cash incentive targets, determined as a percentage of base salary and determines whether to adjust such targets. The percentages for the cash incentive plan for 2009 for our current President and Chief Executive Officer, Dr. Blobel was 40% of base salary and the percentages for Mr. Schmid, Mr. Titus and Dr. Rios was 30% of base salary.

During the first quarter of each fiscal year the Compensation Committee, in conjunction with the Board, determines our overall corporate objectives and weights the value of each of those objectives. The corporate objectives serve as the individual objectives for Dr. Blobel. The other Named Executive Officer’s goals are proposed by Dr. Blobel and reviewed and approved by the Compensation Committee after the corporate objectives have been determined. Generally, each of the Named Executive Officer goals relate to the achievement of our corporate goals. Financial objectives in both the corporate and individuals goals are determined in a manner consistent with the Company’s annual operating budget. In particular as to any financial goals as to which the Company provides guidance, the related corporate or individual objective is set within the range of our initial guidance first published for that fiscal year. Other financial goals, including goals for our SPIL subsidiary which are not separately reported, are based on assumptions in the budget that are anticipated to be required to meet the corporate financial objectives.

In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. The actual cash incentive award earned is determined by the Compensation Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. These judgments are subjective, there are no formulas for determining the amount of bonus to be awarded in the case of over or under achievement against a goal. In addition, while the Compensation Committee’s decisions are focused primarily upon the achievement against specific goals, it does consider its overall assessment of corporate performance and individual performance in the process of making final decisions as to bonus awards. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. Cash incentive awards are typically paid in the year following the year for which performance is evaluated.

Our corporate objectives for fiscal year 2009, which were also Dr. Blobel’s objectives, were as follows, weighted as indicated

Corporate Objective	Weight
Achieve ~~a specified revenue target~~revenues in excess of $61.2 million	15%

Achieve ~~a net profit~~earnings before interest and taxes in excess of ~~at least a specified amount;~~$1 million	15%

Achieve a year end target for the combination of cash balance and available credit lines above $20 million	10%

Complete a transaction in China to expand the Company’s product lines or capabilities	10%

Achieve a partnering transaction for the Company’s thymalfasin program in the melanoma indication	15%

~~Achieve~~For the the RP 101 clinical program, achieve enrollment of the trial and unblinding of results by specified ~~clinical goals regarding RP 101~~ dates with positive results	10%

~~Achieve certain~~ For the SCV-07 clinical ~~goals for SCV-07~~ program in the oral mucositis ~~trial~~(OM) indication, complete enrollment by a specified date l	10%

~~Achieve certain~~ For the SCV-07 clinical ~~goals for SCV-07~~ program in the HCV indication, obtain results in cohort one of the trial by a specified date	5%

~~Achieve objectives for improvement of~~ Increase SciClone’s investor relations effectiveness as demonstrated by increasing institutional ownership to 20% and at least two analysts publishing reports on SciClone	10%

Decisions regarding compensation of our other Named Executive Officer’s goals are based on his or her achievement of individual goals developed at the beginning of the year in support of these corporate objectives, as adjusted to reflect changes in key assumptions or external factors impacting the business.

The following is a summary of the key individual goals for 2009 for each of our other named executive officers:

Executive Officer	Summary of Key Individual Goals	Weight
Gary S. Titus	Achieve ~~financial objectives regarding~~ earnings per share of between $0.00 and ~~year end cash balances~~$0.02	~~40~~25%

	Achieve a year end target for the combination of cash balance and available credit lines above $20 million	15%

	Retain existing or obtain alternative loan facility and improve terms	15%

	Achieve objective for effective management of accounting function	15%

	Provide financial and accounting support for potential M&A or similar transactions in China to support the Company’s objectives to expand in China	15%

	~~Achieve objectives for improvement of~~Increase SciClone’s investor relations effectiveness as demonstrated by increasing institutional ownership to 20% and at least two analysts publishing reports on SciClone	15%

Israel Rios, M.D.	~~Achieve~~For the the RP 101 clinical program, achieve enrollment of the trial and unblinding of results by specified ~~clinical objectives for RP-101.~~ dates	20%

	~~Achieve certain clinical objectives regarding the development of~~For the SCV-07 clinical program in the oral mucositis ~~indication.~~ , complete enrollment by a specified date l	20%

	~~Achieve certain clinical objectives regarding the development of~~For the SCV-07 clinical program in the HCV ~~indication~~, obtain results in cohort one of the trial by a specified date	10%

	Provide support regarding potential partnering of thymalfasin for the melanoma indication.	10%

Executive Officer	Summary of Key Individual Goals	Weight
	Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China	10%

	Achieve objective for effective management of relationships with clinical research organizations performing work for the Company	20%

	Manage department expenses to achieve objective	10%

Hans Schmid	Achieve ~~product sales and operating profit targets for~~ SciClone Pharmaceuticals International Ltd. (SPIL) product sales in excess of $62 million and SPIL earning before interest and taxes in excess of $30 million	35%

	Generate in excess of $50 million of cash from collection of accounts receivable, reduce days sales outstanding below 120 days and retain compliance with bank line covenants	10%

	Focus on development of ~~certain~~Russian and Vietnam markets	10%

	Achieve registration and first commercial sale of DC Bead in China	10%

	~~Achieve specified goals for cash collections and other financial metrics~~	~~10 %~~

	Support corporate objective regarding investor relations	5%

	Achieve objectives regarding management of China operations	10%

	Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China.	20%

The actual cash incentive award earned is determined by the Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. Cash incentive awards are typically paid in the year following the year for which performance is evaluated. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus.

The actual bonuses paid for fiscal 2009 were determined in February 2010 and varied depending on the extent to which actual performance met, exceeded, or fell short of the applicable executive officer’s 2009 individual objectives, as determined by the Compensation Committee, which used in part the recommendations of Dr. Blobel as to the other officers. The Compensation Committee ~~found that in 2009~~ made the following determinations with respect to achievement of goals for fiscal 2009:

Corporate and Individual Financial and Investor Relations Goals. The Compensation Committee determined that we substantially exceeded our revenue, profitability and cash balance and other financial objectives~~, achieved certain of our regulatory, business development and research and development goals, while only partially achieving others, and that we exceeded our operational investor relations goals.~~ . As a result, Dr. Blobel, Mr. Titus and Mr. Schmid received between 120% and 150% credit for those portions of their individual goals.

~~In considering the bonus determinations for fiscal 2009, the~~Clinical Goals. The Compensation Committee ~~also~~ determined that we had achieved our SCV-07 clinical goals, that we did not achieve our RP 101 goals and that the goal for development of SCV-07 in the HCV indication was not attainable due to a management decision, approved by the Board, regarding the timing for that development program. The Compensation Committee determined that management acted prudently in making this decision, and therefore that the percentage of bonus associated with that goal was reallocated among the other goals pro rata. As a result, Dr. Blobel received 100% credit for attainment of the SCV-07 OM goal and no credit for the RP101 goal. Dr. Rios received full credit for the SCV-O7 OM goal. The Compensation Committee further determined that Dr. Rios responsibility with respect to RP101 trial was in substantial part to oversee the proper conduct of the trial, including the appropriate and accurate analysis of the trial, whether or not it was successful. As a result, the Compensation Committee awarded Dr. Rios 50% credit for the RP101 goal, even though a positive outcome was not attained.

Other Goals. The Compensation Committee reviewed each of the other goals and determined that management had either fully achieved the goals or had made all or substantially all progress against the goal that could be achieved by management and awarded each executive credit for 80 to 100% credit for such goals, with the exception of the goals for registration of DC Bead, for which no credit was awarded, and the development of the Russian and Vietnam markets for which only 50% credit was awarded.

The Compensation Committee recommended to the Board that the Board adopt its conclusions regarding bonuses and following a review of the goals and achievements, the Board adopted this conclusion.

Based on the assessments of the achievement in 2009 of the corporate performance objectives ~~set forth above~~ and ~~completion of~~the individual objectives ~~in 2009,~~ described above, the Compensation Committee recommended to the Board, and the Board approved, a $176,800 bonus for Dr. Blobel (40% of 2009 base salary, compared to the 40% target established by the Compensation Committee at the beginning of 2009). The Compensation Committee approved a $120,000 bonus for Mr. Titus (35% of 2009 base salary, compared to his 30% target) based in part upon Mr. Titus exceeding certain of his goals. The Compensation Committee approved a $100,000 bonus for Mr. Schmid, 31% of 2009 base salary, compared to his 30% target) based upon achievement of objectives for the international operations. The Compensation Committee approved a bonus of $85,000 for Dr. Rios (27% of 2009 salary compared to his 30% target).

Based upon its review of survey data and the recommendation of Setren Smallberg & Associates Inc., the Compensation Committee approved an increase in target bonuses for fiscal 2010 to ensure target bonus percentages were closer to the 50th percentile of comparable companies. Dr. Blobel’s target bonus was increased to 50% and Mr. Schmid, Mr. Titus and Dr. Rios’ target bonus percentages were increased to 35%.